UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: December 16, 2020

Commission File Number: 0-28542

ICTS INTERNATIONAL, N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ICTS International N.V through its subsidiaries, I-SEC Group, signed a contract with AENA, to provide security services at Adolfo Suarez Madrid-Barajas Airport for a duration of two years starting December 28th, 2020. The new contract establishes I-SEC's position as a leading provider of aviation security in Spain.

Adolfo Suarez Madrid-Barajas Airport is the fifth largest airport in Europe by traffic of passengers. I-SEC is already providing security services in Frankfurt am Main Airport and Amsterdam Airport Schiphol in Europe, so now it will be providing services to three out of the five biggest airports in Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/s/ Alon Raich
Alon Raich, Managing Director

Dated December 16, 2020